UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                 SEC File Number
                                                                       001-16485



(Check One):    /X/ Form 10-K      / / Form 20-F      / / Form 11-K     / / Form 10-Q     / / Form N-SAR      / / Form N-CSR


For Period Ended:     January 30, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:  _________________________


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

--------------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION

     Krispy Kreme Doughnuts, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

     N/A
--------------------------------------------------------------------------------
Former Name if Applicable

     370 Knollwood Street, Suite 500
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

     Winston-Salem, North Carolina  27103
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth
/ / calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Krispy Kreme Doughnuts, Inc. (the "Company") is unable to file timely an annual report on Form 10-K for the fiscal year ended January 30, 2005 ("fiscal 2005") because there is ongoing analysis related to the proper application of generally accepted accounting principles to certain transactions which occurred in the fiscal year ended February 1, 2004 ("fiscal 2004") and earlier years as well as in fiscal 2005. Until such analyses are complete, the Company is unable to finalize its financial statements for fiscal 2005.

     In a Current Report on Form 8-K dated December 28, 2004, the Company disclosed that its Board of Directors had concluded that the Company's previously issued financial statements for fiscal 2004 should be restated to correct certain errors contained therein. The Company further disclosed that the Company was conducting analyses of additional matters which could give rise to additional restatement adjustments to previously issued financial statements, and that certain investigations were ongoing which also could give rise to additional restatement adjustments. The Company's analyses and the investigations are ongoing; in addition, the Company is conducting discussions with the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") regarding the Staff's inquiries concerning certain accounting matters, including certain of the matters giving rise to the adjustments described below.

     On December 28, 2004, the Board of Directors determined that adjustments should be made to reduce pre-tax income for fiscal 2004. The principal adjustments, which relate to the Company's accounting for the acquisitions of certain franchisees, are as follows:

          o a pre-tax adjustment of between $3.4 million and $4.8 million to record as compensation expense, rather than as purchase price, some or all of the disproportionate consideration paid to an individual who was the prior operating manager and one of the former owners of the Michigan franchise and who subsequently worked for the Company for a short period of time after the acquisition

          o a pre-tax adjustment of approximately $0.5 million to reverse certain income and to record as expense amounts that were improperly accounted for as part of the Company's acquisition of the Michigan franchise

          o a pre-tax adjustment of $1.0 million (previously estimated at between $0.5 million and $1.0 million) to record as compensation expense, rather than as purchase price, the disproportionate consideration paid to one of the former owners of the minority interest in the Northern California franchise, who was its former operating manager and who worked for the Company for a short period of time

          o a pre-tax adjustment of approximately $1.9 million (previously estimated at $0.8 million) to record as expense, rather than as purchase price, part of the consideration paid to another former owner of the Northern California franchise

          o a pre-tax adjustment of approximately $0.6 million to reverse income recorded as a management fee in connection with the Company's acquisition of the minority interest in the Northern California franchise

          o a pre-tax adjustment of approximately $0.5 million to record as expense, rather than as purchase price, part of the consideration in the Company's acquisition of the Charlottesville franchise

     The first and third adjustments listed above, with a combined pre-tax effect of $4.4 million to $5.8 million, reflect the application of judgment in determining the amount of compensation or other expense embedded in the payments to the sellers who were employed by the Company for a short period of time and/or received a disproportionately higher purchase price compared to other sellers.

     In addition to the foregoing adjustments, the Company's ongoing analyses have resulted in conclusions that additional restatement adjustments are necessary, as follows:

          o pre-tax adjustments to increase earnings for fiscal 2004 by approximately $1.2 million and to decrease earnings for years prior to fiscal 2004 by approximately $0.2 million to record mark-to-market adjustments on certain derivative transactions which previously had not been recorded; correlative adjustments are expected to reduce fiscal 2005 first quarter and second quarter pre-tax earnings by approximately $0.4 million and $1.0 million, respectively, and increase fiscal 2005 third quarter pre-tax earnings by approximately $0.2 million

          o pre-tax adjustments currently estimated to be approximately $1.4 million to decrease earnings for fiscal 2004 to correct errors in the application of accounting principles to certain leases and leasehold improvements; these adjustments are necessary principally to account properly for lease renewal options and/or rent escalations in computing rent expense for operating leases, to determine properly the depreciable lives of leasehold improvements when renewal options are present in leases and to require use of the same lease term in determining the operating or capital classification of a lease, rent expense thereunder and depreciable lives of related leasehold improvements; the Company estimates that correlative adjustments to the first, second and third quarters of fiscal 2005 will reduce pre-tax earnings by approximately $0.5 million, $0.5 million and $0.6 million, respectively; the Company currently is computing the effects of correlative adjustments on years prior to fiscal 2004, and expects the annual amount of such adjustments to be significantly less than for fiscal 2004

          o a pre-tax adjustment of between $0.6 million and $0.8 million in fiscal 2004 to reverse income related to certain equipment sold by the Company to its Dallas franchisee prior to the Company's acquisition of such franchise



     Restatement of the Company's financial statements to reflect all of the adjustments referred to above and certain other minor adjustments is expected to reduce net income for fiscal 2004 by between approximately $5.2 million and $6.2 million (between 9.2% and 10.9%). The adjustments are expected to reduce diluted earnings per share for fiscal 2004 by between approximately $0.09 and $0.10. Certain restatement adjustments the Company has identified but not enumerated above will affect reported earnings for interim periods within fiscal years but have an immaterial effect on earnings for the full fiscal year.

     The Company also has concluded that under the provisions of FIN46(R), it should have consolidated the financial statements of KremeKo Inc. ("KremeKo"), its area developer for Central and Eastern Canada, effective as of the end of the first quarter of fiscal 2005 rather than as of the end of the third quarter of fiscal 2005. The Company currently expects that restatement adjustments to previously issued interim financial information for fiscal 2005 to correct this error will not have a material effect on pre-tax earnings for such interim periods. On April 15, 2005, the Company announced that KremeKo was commencing a financial restructuring. The Company is in the process of assessing the impact of the pending restructuring on the carrying value of KremeKo's assets and liabilities.

     The Company also believes it is likely that additional restatement adjustments to previously issued financial statements for fiscal 2004 and earlier years, and potentially to interim financial information for fiscal 2005, will be required to correct the timing of revenue recognition with respect to certain sales of equipment to franchisees. While the Company's analysis of this matter is not complete, the Company expects that adjustments will be recorded to recognize revenue from certain equipment sales on or after the installation of the equipment rather than when the equipment was either shipped or delivered. The Company currently is reviewing the accounting and quantifying the effects of such potential adjustments which, if necessary and recorded, are expected to affect principally fiscal 2004 and earlier years.

     The Company currently is conducting impairment testing of the reported amounts of goodwill, and anticipates that it will conclude that goodwill is impaired and that an impairment charge will be reflected in fiscal 2005 earnings; however, the Company has not concluded in which interim period or periods of fiscal 2005 such charge or charges, if any, should be recorded. The interim financial information previously published by the Company for fiscal 2005 does not reflect any such impairment charges.

     Because the investigation by the Special Committee of independent directors of the Company (discussed in the Company's Current Report on Form 8-K dated December 15, 2004) is ongoing, there can be no assurance that, upon completion of the investigation, the Special Committee will not conclude, either for quantitative or qualitative reasons, that the Company's historical financial statements require restatement with respect to matters beyond those discussed above. In such event, there can be no assurance that the amount of any additional adjustments will not be material individually or in the aggregate.

     In addition, the previously disclosed investigations of the Company by the Division of Enforcement of the Commission and the United States Attorney's Office for the Southern District of New York are ongoing.

     In order that all restatements of previously issued financial statements be accomplished at one time, the Company has concluded that the completion of the fiscal 2005 financial statements and the filing of its annual report on Form 10-K for fiscal 2005 (as well as the quarterly report on Form 10-Q for the period ended October 31, 2004) should await the completion of the Company's analyses discussed above, the conclusion of the Special Committee's investigation and the conclusion of the Company's discussions with the Commission staff regarding accounting matters. The completion of such ongoing work could result in adjustments of previously issued financial statements in addition to the adjustments described herein and such adjustments could, individually or in the aggregate, be material.

     As a result of the foregoing, the Company was not able to file its annual report on Form 10-K by April 15, 2005, and it does not expect to be able to file its Form 10-K by April 30, 2005. The Company is not at this time able to predict when the Form 10-K will be filed, but intends to file the report at the earliest practicable date.

     The Company's failure to file timely its quarterly report on Form 10-Q or its annual report on Form 10-K may constitute failure to comply with the continued listing requirements of the New York Stock Exchange (the "Exchange"), on which the Company's common stock is listed. The Company has communicated informally with the Exchange regarding the filing of the Company's periodic reports; however, the Company cannot predict what action, if any, the Exchange may take regarding the Company's failure to file its required reports on a timely basis.

     Section 404 of the Sarbanes-Oxley Act of 2002 (the "Act") requires the Company to include "Management's Report on Internal Control over Financial Reporting" in its annual report on Form 10-K for fiscal 2005, which must include, among other things, an assessment of the effectiveness, as of the end of the fiscal year, of the Company's internal control over financial reporting. In making its assessment, management is using the criteria described in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's evaluation of the Company's internal control over financial reporting as of January 30, 2005 is not complete. Audit Standard No. 2 states that a restatement of previously issued financial statements to reflect the correction of an error should be regarded as at least a significant deficiency and as a strong indicator that a material weakness in internal control over financial reporting exists. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The Company believes that, because of the number and magnitude of the restatement adjustments identified to date, it is highly likely that it will conclude that there were one or more material weaknesses in the Company's internal control over financial reporting at January 30, 2005. If the Company's management concludes that one or material weaknesses existed, it will be unable to conclude that the Company maintained effective internal control over financial reporting as of January 30, 2005. Also, if one or more material weaknesses existed, the Company's independent registered public accounting firm will issue an adverse opinion with respect to the effectiveness of the Company's internal control over financial reporting as of January 30, 2005.


     Failure to comply fully with Section 404 might subject the Company to sanctions or investigation by regulatory authorities, such as the Commission or the Exchange. Any such action could adversely affect the Company's financial results and the market price of the Company's common stock. In addition, any failure to implement new or improved controls, or difficulties encountered in their implementation, could adversely affect the Company's operating results and/or cause the Company to fail to meet its reporting obligations.

PART IV -- OTHER INFORMATION

     1. Name and telephone number of person to contact in regard to this notification


     Michael C. Phalen                 (336)                      733-3707
--------------------------------------------------------------------------------
           (Name)                   (Area Code)              (Telephone Number)

     2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s). / / Yes      /X/   No

     Quarterly Report on Form 10-Q for the period ended October 31, 2004.

     3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
/X/ Yes     / / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see Annex A attached hereto.

                          Krispy Kreme Doughnuts, Inc.
                 ----------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date  April 18, 2005           By:    /s/ Michael C. Phalen
                                      --------------------------------
                                      Name:  Michael C. Phalen
                                      Title:  Chief Financial Officer

                                                                         ANNEX A

Results for fiscal 2005 were adversely impacted by significant sales declines. For the full fiscal year, systemwide and Company average weekly sales per factory store decreased approximately 13% and 19%, respectively, compared to fiscal 2004. For the fourth fiscal quarter ended January 30, 2005, systemwide and Company average weekly sales per factory store decreased approximately 20% and 27%, respectively, compared to the fourth quarter of fiscal 2004.

On a preliminary basis, the Company expects to report fiscal fourth quarter revenues of approximately $153 million, representing a 16% decrease from the prior year comparable period, and fiscal 2005 revenues of approximately $685 million, representing a 4% increase from fiscal 2004. The annual revenue increase was primarily attributable to an increase in Company store revenues, which was due to sales from new stores as well as the inclusion of sales from New England Dough, LLC, the Company's consolidated joint venture partner in Connecticut, Maine, Massachusetts, Rhode Island, Vermont and New Hampshire, which was consolidated in May 2004 pursuant to FIN 46(R) and the inclusion of sales from the Michigan market, which was acquired in October 2003, partially offset by decreased sales from existing stores. The Company expects to report a net loss for the fourth fiscal quarter ended January 30, 2005. The Company's financial results are also being adversely impacted by the substantial costs associated with the legal and regulatory matters previously disclosed by the Company.

Systemwide average weekly sales per factory store is a non-GAAP financial measure. Systemwide sales data include sales at all company and franchise stores. The Company believes systemwide sales information is useful in assessing the Company's market share and concept growth.